UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On October 30, 2020, Evogene Ltd., or Evogene, entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with certain institutional investors for the purchase of (i) 3.92 million ordinary shares at a purchase price of $2.50 per share, and (ii) 883,534 pre-funded warrants each to purchase one ordinary share, or the Pre-Funded Warrants, in a registered direct offering, or the Offering. The Pre-Funded Warrants will be sold at a price of $2.49 each, with an exercise price of $0.01 per ordinary share. The total gross proceeds to Evogene from the Offering will total approximately $12 million. The closing of the Offering is expected to occur on or about November 3, 2020, subject to the satisfaction of customary closing conditions.

Pursuant to the Securities Purchase Agreement, Evogene has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, for a period of 60 days following the closing of the Offering, subject to certain customary exceptions.

Evogene also entered into a letter agreement, or the Placement Agency Agreement, with Cantor Fitzgerald & Co., as sole placement agent, or the Placement Agent, dated October 30, 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for Evogene in connection with the Offering. Evogene agreed to pay the Placement Agent a cash placement fee equal to 5.0% of the gross proceeds received for the ordinary shares and Pre-Funded Warrants sold in the Offering.

The ordinary shares and Pre-Funded Warrants offered in the Offering will be issued pursuant to a prospectus supplement dated as of October 30, 2020, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from Evogene’s shelf registration statement on Form F-3 (File No. 333-240249), which became effective on August 10, 2020. This Report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Evogene’s press release containing additional details of the Offering is furnished as Exhibit 99.1 hereto. Copies of the form of Securities Purchase Agreement (including the form of Pre-Funded Warrant) and the Placement Agency Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The contents of this Report (other than Exhibit 99.1) are incorporated by reference in the registration statements on Form F-3 (File No. 333-240249) and Form S-8 (File No.’s 333-193788, 333-201443 and 333-203856) of Evogene, filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Evogene is using forward-looking statements when it discusses the closing of the Offering. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, conditions for the closing of the Offering, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

EXHIBIT INDEX

Exhibit No.

5.1	Opinion of Meitar | Law Offices.
5.2	Opinion of Sullivan & Worcester LLP.
10.1	Form of Securities Purchase Agreement (including form of Pre-Funded Warrant).
10.2	Placement Agency Agreement, dated October 30, 2020.
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2)
99.1	Press Release issued by Evogene Ltd. on October 30, 2020, titled “Evogene Prices $12 Million Registered Direct Offering”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: October 30, 2020	By: /s/ Dorit Kreiner
Dorit Kreiner Chief Financial Officer